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                                                                   EXHIBIT 99.5


                                 [LOGO] HARKEN
                               Energy Corporation


                            Shares of Common Stock



                          Offered Pursuant to Rights



                        Distributed to Security Holders



           , 2003



To Our Clients:



   Enclosed for your consideration are a prospectus, dated       , 2003 (the
"Prospectus"), and the "Instructions as to Use of Rights Certificates" relating to the offering (the "Rights Offering") by Harken Energy Corporation (the "Company") of shares of its Common Stock (as defined below) pursuant to non-transferable subscription rights (the "Rights") distributed to all holders of record of shares of its common stock, par value $0.01 per share (the "Common Stock"), and shares of its Series G1 preferred stock and Series G2 preferred stock (collectively, the "Preferred Stock") at the close of business on January 30, 2003 (the "Record Date"). The Rights are described in the Prospectus.



   In the Rights Offering, the Company is offering an aggregate of shares of Common Stock (the "Underlying Shares"), as described in the Prospectus.



   The Rights will expire, if not exercised, at 5:00 p.m., New York City time,
on       , 2003, unless extended in the sole discretion of the Company (as it may be extended, the "Expiration Date").



   As described in the Prospectus, you will receive one Right for each share of Common Stock owned (or in the case of Preferred Stock, one Right for each share of Common Stock issuable upon conversion) of record at the close of business on the Record Date.



   Each Right allows you to subscribe for        shares of Common Stock. The
Subscription Price for the Rights is $       per Right (or $       per share of
Common Stock).



   If any shares of Common Stock offered in the Rights Offering remain unsubscribed after the Rights Offering, Lyford Investments Enterprises Ltd., a creditor of the Company, has agreed, subject to certain conditions, to purchase all such shares at the Subscription Price.



   The Rights will be evidenced by non-transferable Rights certificates and will cease to have any value at the close of business on the Expiration Date.



   The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name. Exercises of rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the document carefully before instructing us to exercise your Rights.


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   Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised the Right, such exercise may not be revoked.



   If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.


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    Any questions or requests for assistance concerning the Rights Offering should be directed to Morrow & Co., Inc., the Information Agent, at (800)
                                   607-0088.


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